VIA FEDERAL EXPRESS AND EDGAR

June 15, 2007

Mr. Mark Kronforst

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, D.C. 20549

Re:	VuBotics, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2006
Filed April 2, 2007
File No. 0-28883

Dear Mr. Thomas:

This letter sets forth the responses of VuBotics, Inc. (the “Company”) to the comments of the Securities and Exchange Commission (the “Commission”) staff relating to the filing referenced above contained in the letter from you dated April 18, 2007 (the “Comment Letter”).  The Company’s responses are set forth below and are numbered to correspond to the numbers contained within the Comment Letter.

Independent Registered Public Accounting Firm’s Report

1.                                       Please amend your Form 10-KSB to include an audit report covering your consolidated statements of operations, cash flows and stockholders’ deficit for the year ended December 31, 2005.  Refer to Item 310(a) of Regulation S-B.

Company response:

We plan to file the Form 10-KSB/A on June 15, 2007, and will include (i) an audit report of our prior registered public accounting firm that covers our consolidated statements of operations, cash flows and stockholders’ deficit for the year ended December 31, 2005 and (ii) the consent of our prior registered public accounting firm to the incorporation of their audit report into our Form 10-KSB for the fiscal year ended December 31, 2006.

2.                                       We note that your auditor appears to have changed during fiscal 2006.  Please file an Item 4.01 Form 8-K regarding this change and include the disclosures required by Item 304 of Regulation S-B in your amended Form 10-KSB.

Company response:

We will file an Item 4.01 Form 8-K on June 15, 2007 which discloses that because our principal accountant Mr. Bill Uniack decided to leave E. Phillip Bailey, CPA, to form his own accounting firm, WT Uniack & Co., that the Board of Directors of the Company approved the dismissal of E. Phillip Bailey, CPA as the Company’s registered public accounting firm and the engagement of WT Uniak & Co.

As requested, the Company acknowledges that:

the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (404) 474-2576 if you have questions regarding our responses to your comments to the Company’s Form 10-KSB for the fiscal year ended December 31, 2006 and related matters.

Sincerely,

VUBOTICS, INC.

/s/ Philip E. Lundquist

Name:  Philip E. Lundquist

Title:  Chief Executive Officer